UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 17)*

THOMSON REUTERS CORPORATION

(Name of Issuer)

COMMON SHARES OF THOMSON REUTERS CORPORATION

(Title of Class of Securities)

884903 7 09

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☑ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 884903 7 09	Page 2 of 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) THE BANK OF NOVA SCOTIA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑— Joint Filing
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,150,647 common shares of Thomson Reuters Corporation
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,150,647 common shares of Thomson Reuters Corporation
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,150,647 common shares of Thomson Reuters Corporation
10

 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☑

The number of shares in row (9) excludes the 313,295,787 common shares of Thomson Reuters Corporation owned by The Woodbridge Company Limited referred to in the Explanatory Note, with respect to which The Bank of Nova Scotia is disclaiming beneficial ownership as well as additional common shares of Thomson Reuters Corporation held by The Bank of Nova Scotia Trust Company.

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2544% common shares of Thomson Reuters Corporation
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) FI

-	Note: The ownership percentages set forth herein are based on the 452,364,132 common shares of Thomson Reuters Corporation outstanding as of January 31, 2024.

CUSIP No. 884903 7 09	Page 3 of 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) THE BANK OF NOVA SCOTIA TRUST COMPANY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑— Joint Filing
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 93,449 common shares of Thomson Reuters Corporation
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 93,449 common shares of Thomson Reuters Corporation
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,449 common shares of Thomson Reuters Corporation
10

 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☑

The number of shares in row (9) excludes the 313,295,787 common shares of Thomson Reuters Corporation owned by The Woodbridge Company Limited referred to in the Explanatory Note, with respect to which The Bank of Nova Scotia Trust Company is disclaiming beneficial ownership as well as additional common shares of Thomson Reuters Corporation held by The Bank of Nova Scotia.

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0207% common shares of Thomson Reuters Corporation
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) FI

-	Note: The ownership percentages set forth herein are based on the 452,364,132 common shares of Thomson Reuters Corporation outstanding as of January 31, 2024.

CUSIP No. 884903 7 09	Page 4 of 7

Explanatory Note

The common shares (the “Common Shares”) of Thomson Reuters Corporation (“Thomson Reuters”) that are the subject matter of this Schedule 13G include the 313,295,787 Common Shares that are the subject matter of a Schedule 13D, as amended, filed on February 14, 2024 by The Woodbridge Company Limited (“Woodbridge”), which beneficially owns those 313,295,787 Common Shares.

The Bank of Nova Scotia (the “Bank”) and its subsidiary, The Bank of Nova Scotia Trust Company (the “Trust Company”), have been advised by Woodbridge as follows in the balance of this paragraph: As of January 31, 2024, Woodbridge is the beneficial owner of 313,295,787 Common Shares representing approximately 69.3% of the outstanding Common Shares. Woodbridge, a private company, is the primary investment vehicle for members of the family of the late Roy H. Thomson, the first Lord Thomson of Fleet. Prior to his death in 2006, Kenneth R. Thomson controlled Thomson Reuters through Woodbridge. He did so by holding shares of a holding company of Woodbridge, Thomson Investments Limited. Under his estate arrangements, the 2003 TIL Settlement, a trust of which the Trust Company is trustee and members of the family of the late first Lord Thomson of Fleet are beneficiaries, holds those holding company shares. Kenneth R. Thomson established these arrangements to provide for long-term stability of the business of Woodbridge. The equity of Woodbridge continues to be owned by members of successive generations of the family of the first Lord Thomson of Fleet. Under the Kenneth R. Thomson estate arrangements, the directors and officers of Woodbridge are responsible for its business and operations. In certain limited circumstances, including very substantial dispositions of Common Shares by Woodbridge, the estate arrangements provide for approval of the Trust Company, as trustee, to be obtained.

The filing of this Schedule 13G by the Bank and the Trust Company should not be construed as an admission that either the Trust Company or the Bank is, for purposes of section 13(d) or 13(g) of the Act (defined on p.1), the beneficial owner of the 313,295,787 Common Shares included in this Schedule 13G.

The Trust Company became Trustee in the ordinary course of its corporate trust business and not with any purpose or effect of changing or influencing control of Thomson Reuters.

ITEM 1(a).	NAME OF ISSUER:

Thomson Reuters Corporation

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The principal executive office of Thomson Reuters Corporation is located at 19 Duncan Street, Toronto, Ontario, Canada, M5H 3H1.

ITEM 2(a).	NAME OF PERSON FILING:

This Schedule 13G is being filed by the Bank and its subsidiary, the Trust Company. The Bank and the Trust Company are filing this Schedule 13G because the Trust Company is trustee of a trust which forms part of the estate arrangements of Kenneth R. Thomson. For further explanation of the background of the arrangements relating to Woodbridge’s ownership of the Common Shares, see the “Explanatory Note” above.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The principal address of the Bank is 40 Temperance Street, Toronto, Ontario, M5H 0B4, Canada and the principal address of the Trust Company is 44 King Street West, Toronto, Ontario, M5H 1H1, Canada.

ITEM 2(c).	CITIZENSHIP:

The Bank is a chartered bank organized under the laws of Canada.

The Trust Company is a trust company organized under the laws of Canada.

CUSIP No. 884903 7 09	Page 5 of 7

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Common Shares.

ITEM 2(e).	CUSIP NUMBERS:

884903 7 09

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☑	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K);

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: Bank and Trust Company

ITEM 4.	OWNERSHIP:

(a)	Amount beneficially owned: See Item 9 of the attached cover page(s).

(b)	Percent of class: See Item 11 of the attached cover page(s), which is based on Item 9 of the cover page(s).

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: See Item 5 on the attached cover page(s).

(ii)	Shared power to vote or to direct the vote: See Item 6 on the attached cover page(s).

(iii)	Sole Power to dispose or to direct the disposition of: See Item 7 on the attached cover page(s).

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 on the attached cover page(s).

CUSIP No. 884903 7 09	Page 6 of 7

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief (i) the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, and (ii) the foreign regulatory scheme applicable to the Bank and Trust Company is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institutions. I also undertake to furnish to the Securities and Exchange Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

CUSIP No. 884903 7 09	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

THE BANK OF NOVA SCOTIA

By:	/s/ Deanna Dobrowsky
	Name:	Deanna Dobrowsky
	Title:	Vice President, Head of Global Banking & Markets and Treasury Compliance Canada

THE BANK OF NOVA SCOTIA TRUST COMPANY

By:	/s/ Glen Madore
	Name:	Glen Madore
	Title:	Regional Director, Scotiatrust

JOINT FILING AGREEMENT

The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G in respect of the common stock of Thomson Reuters Corporation.

Dated: February 14, 2024

THE BANK OF NOVA SCOTIA

By:	/s/ Deanna Dobrowsky
	Name:	Deanna Dobrowsky
	Title:	Vice President, Head of Global Banking & Markets and Treasury Compliance Canada

THE BANK OF NOVA SCOTIA TRUST COMPANY

By:	/s/ Glen Madore
	Name:	Glen Madore
	Title:	Regional Director, Scotiatrust